July 12, 2013

Via EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tempur Sealy International, Inc.

Registration Statement on Form S-4

Filed June 4, 2013

File No. 333-189063

Dear Ms. Long:

This letter sets forth the response of Tempur Sealy International, Inc. (the “Company”) to the comment letter, dated July 2, 2013, of the staff of the Division of Corporation Finance (the “Staff”) to the Registration Statement on Form S-4 (the “Prior Registration Statement”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 1 to the Prior Registration Statement (the “Registration Statement”).

Registration Statement on Form S-4

General

1. It appears that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Concurrently with the filing of this response letter, the Company has filed via EDGAR as correspondence, a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position in such letters, which includes such representations.

2. We note your statements on page ii that you “make no representation or warranty, express or implied, as to the accuracy or completeness of any of the information set forth in this prospectus, and you should not rely on anything contained in this prospectus as a promise or representation . . . .” Please note that you are responsible for the entire content of the registration statement. Since you may not directly or indirectly disclaim responsibility for information that you have chosen to include in the registration statement, please revise your disclosure as appropriate

Response: In response to the Staff’s comment, the Company has removed the noted language on page ii of the Registration Statement.

Cover page

3. Please add disclosure reflecting that the notes are fully and unconditionally guaranteed, jointly and severally, by certain of your subsidiaries, subject to customary release provisions.

Response: In response to the Staff’s comment, the Company has added disclosure stating that the notes are fully and unconditionally guaranteed, jointly and severally, by certain of the Company’s subsidiaries, subject to customary release provisions on the cover page of the Registration Statement.

Where You Can Find More Information, page iii

4. Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05) available on our website.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page iii of the Registration Statement to specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness.

Summary of the Terms of the Exchange Offer, page 2

5. Please confirm supplementally that the offer will be open at least through midnight on the twentieth business day following commencement of the offering. In this regard, we note your disclosure that the exchange offer expires at 5:00 pm on the expiration date. See Rule 14e-1(a) under the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Response: The Company confirms that the offer will be open through at least midnight on the twentieth business day following commencement of the offering. The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424 of Regulation C.

Certain Material United Stated Federal Income Tax Considerations, page 93

6. Please remove the word “Certain” from this subheading and throughout the registration statement, as applicable, as you must describe the material U.S. federal income tax consequences.

Response: In response to the Staff’s comment, the Company has removed the word “Certain” throughout the Registration Statement when describing the material U.S. federal income tax consequences.

Item 22. Undertakings

7. Please provide the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response: The Company has added the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K in Part II of the Registration Statement.

Signatures

8. Please indicate who signed the registration statement in the capacity of principal financial officer and principal accounting officer or controller for Tempur-Pedic Manufacturing, Inc. and Tempur-Pedic America, LLC.

Response: In response to the Staff’s comment, the Company has indicated on the signature pages of the Registration Statement for Tempur-Pedic Manufacturing, Inc. and Tempur-Pedic America, LLC who signed the Prior Registration Statement in the capacity of principal financial officer and principal accounting officer for these entities.

Opinions of Counsel

9. Ensure that counsel in each case makes responsive changes and addresses areas of common application even in cases where the comment is addressed to an opinion rendered by one of the other counsel. This will minimize the likelihood that we will need to repeat similar comments. Also, please provide precisely marked opinions that show in each case any additions or deletions, as such marking will expedite our review.

Response: The Company has ensured that each counsel make necessary changes to such counsel’s opinions in response to the Staff’s comments. The Company has also provided precisely marked opinions that show any additions or deletions to such opinions.

10. Please note that, even in the opinions of local counsel, counsel must not suggest that its opinion is only or solely for the company or its board of directors, as such limitation on reliance is not acceptable. Please obtain revised opinions 5.3 through 5.9 to remove this limitation. Note that we will not object to the limitation that the opinion may only be used in connection with the registration statement, but counsel may not limit who is entitled to rely on the opinion.

Response: In response to the Staff’s comment, the opinions of local counsel have been revised to remove the noted reliance limitation.

Exhibit 5.1

11. Please have counsel either remove the exclusions set forth in subsections (i) – (iii) in the first paragraph on page 2 beginning with “[u]pon the basis of the foregoing. . ..” or have counsel explain to us why each of these exclusions is necessary and appropriate in light of the applicable requirements for legal opinions.

Response: In response to the Staff’s comment, counsel has removed the exclusions set forth in subsection (i) - (iii) in the first paragraph on page 2 of its opinion.

12. Counsel may not assume the matters contained in subsection (iv) in the second paragraph on page 2 beginning with, “[i]n connection with the opinions expressed above, we have assumed that . . . .” Either provide counsel’s basis for assuming such readily ascertainable matters or delete the references.

Response: In response to the Staff’s comment, counsel has removed the assumption in subjection (iv) in the second paragraph on page 2 of its opinion.

13. In the third paragraph on page 2 beginning with “[w]e have also assumed that . . .,” please explain or revise your reference to “any applicable law.” In addition, counsel may not assume non-violations of “any provisions of any instrument or agreement . . . or any restriction imposed by any court or governmental body . . . ..” Please explain counsel’s basis for assuming such readily ascertainable matters or delete the references.

Response: In response to the Staff’s comment, counsel has removed the assumption in the third paragraph on page 2 of its opinion.

Exhibit 5.9

14. Please provide counsel’s basis for its assumption in subsection C-4 on page 3 or delete this reference.

Response: In response to the Staff’s comment, counsel has removed the assumption in subsection C-4 on page 3 of its opinion.

15. Counsel may not assume the matters contained in subsection C-6 on page 4. Either provide counsel’s basis for assuming such readily ascertainable matters or delete the reference.

Response: In response to the Staff’s comment, counsel has deleted the assumption in subsection C-6 on page 4 of its opinion.

Exhibit 25.1

16. Please note that you must include as an exhibit a fully executed Form T-1 prior to effectiveness of your registration statement.

Response: The Company has included a fully executed Form T-1 as Exhibit 25.1 to the Registration Statement.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (859) 455-2000 or Christina E. Melendi at (212) 705-7814.

Sincerely,

/s/ Lou Jones
Title: EVP and General Counsel of the Company